UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Singular Genomics Systems, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

82933R100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 82933R100	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Revelation Alpine, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,988,602
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,988,602
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,988,602
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percentage of class was calculated based on 72,058,523 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

SCHEDULE 13G

CUSIP No. 82933R100	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Revelation Alpine GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,988,602
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,988,602
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,988,602
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percentage of class was calculated based on 72,058,523 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

SCHEDULE 13G

CUSIP No. 82933R100	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Revelation Healthcare Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 231,349
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 231,349
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,349
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percentage of class was calculated based on 72,058,523 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

SCHEDULE 13G

CUSIP No. 82933R100	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Revelation Healthcare Fund II GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 231,349
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 231,349
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,349
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percentage of class was calculated based on 72,058,523 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

SCHEDULE 13G

CUSIP No. 82933R100	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Revelation Healthcare Fund II GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 231,349
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 231,349
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,349
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percentage of class was calculated based on 72,058,523 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

SCHEDULE 13G

CUSIP No. 82933R100	Page 7 of 9 Pages

Item 1.			Issuer

	(a)		Name of Issuer:

Singular Genomics Systems, Inc. (the “Issuer”)

	(b)		Address of Issuer’s Principal Executive Offices:

10931 N. Torrey Pines Road, Suite #100 La Jolla, CA 92037

Item 2.			Filing Person

	(a) – (c)		Name of Persons Filing; Address; Citizenship:

(i) Revelation Alpine, LLC, a Delaware limited liability company (“Alpine”).

(ii)  Revelation Alpine GP, LLC, a Delaware limited liability company (“Alpine GP”).

(iii)  Revelation Healthcare Fund II, L.P., a Delaware limited partnership (“Healthcare Fund II”).

(iv) Revelation Healthcare Fund II GP, L.P., a Delaware limited partnership (“Healthcare Fund II GP LP”).

(v)   Revelation Healthcare Fund II GP, LLC, a Delaware limited liability company (“Healthcare Fund II GP LLC”).

The address of the principal business office of each of the Reporting Persons is 300 Turney Street, Sausalito, CA 94965.

	(d)		Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e)		CUSIP Number: 82933R100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G

CUSIP No. 82933R100	Page 8 of 9 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	Alpine directly owns 4,988,602 shares of Common Stock, which represents approximately 6.9% of the outstanding shares of Common Stock. Alpine GP, as general partner of Alpine, may be deemed to beneficially own the shares of Common Stock held directly by Alpine.

		(ii)	Healthcare Fund II directly owns 231,349 shares of Common Stock, which represents approximately 0.3% of the outstanding shares of Common Stock. Healthcare Fund II GP LP, as general partner of Healthcare Fund II, and Healthcare Fund II GP LLC, as general partner of Healthcare Fund II GP LP, may each be deemed to beneficially own the shares of Common Stock held directly by Healthcare Fund II.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Alpine	4,988,602	0	4,988,602	0
Alpine GP	4,988,602	0	4,988,602	0
Healthcare Fund II	231,349	0	231,349	0
Healthcare Fund II GP LP	231,349	0	231,349	0
Healthcare Fund II GP LLC	231,349	0	231,349	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percentage of class was calculated based on 72,058,523 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

SCHEDULE 13G

CUSIP No. 82933R100	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

REVELATION ALPINE, LLC

By: Revelation Alpine GP, LLC
Its: General Partner

By:	/s/ Michael Boggs
Name:	Michael Boggs
Title:	Managing Member

REVELATION ALPINE GP, LLC

By:	/s/ Michael Boggs
Name:	Michael Boggs
Title:	Managing Member

REVELATION HEALTHCARE FUND II, L.P.

By: Revelation Healthcare Fund II GP, L.P.
Its: General Partner

By: Revelation Healthcare Fund II GP, LLC
Its: General Partner

By:	/s/ Michael Boggs
Name:	Michael Boggs
Title:	Managing Member

REVELATION HEALTHCARE FUND II GP, L.P.

By: Revelation Healthcare Fund II GP, LLC
Its: General Partner

By:	/s/ Michael Boggs
Name:	Michael Boggs
Title:	Managing Member

REVELATION HEALTHCARE FUND II, LLC

By:	/s/ Michael Boggs
Name:	Michael Boggs
Title:	Managing Member

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement